FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of May 2002

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2002   SUN INTERNATIONAL HOTELS LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99	Press Release on May 8, 2002 Sun International Announces Private Offering of $200 Million Senior Subordinated Notes due 2011

Exhibit 99



Sun International

FROM: Sun International
               The Bahamas
               Contact: John R. Allison
               Tel: +1.242.363.6016

<u>**FOR IMMEDIATE RELEASE**</u>

SUN INTERNATIONAL ANNOUNCES PRIVATE OFFERING OF
$200 MILLION SENIOR SUBORDINATED NOTES DUE 2011

PARADISE ISLAND, The Bahamas, May 8, 2002 – Sun International Hotels Limited (NYSE: SIH) and its wholly owned subsidiary Sun International North America, Inc. today announced that they are privately offering approximately $200 million of senior subordinated notes due 2011 to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to offers and sales that occur outside the United States in accordance with Regulation S under the Securities Act.

The senior subordinated notes will not be registered under the Securities Act or under state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This news release shall not constitute an offer to sell or to the solicitation of an offer to buy the senior subordinated notes in any jurisdiction.